March 25, 2015

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: TeleHealthCare, Inc.

Amendment No. 2 Registration Statement on Form S-1

Filed February 27, 2015

File No. 333-201391

Dear Mr. Crispino,

TeleHealthCare, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated March 12, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. We note your response to prior comment 1 and the disclosure added in response to our comment. Please revise the last sentence of the risk factor added on page 12 to clarify that resales of your securities are not permitted under Rule 144(i) until 12 months after you are no longer considered a shell company.

We agree with your comment and have revised the risk factor to include “Resales of our securities are not permitted under Rule 144(i) until 12 months after we are no longer considered a shell company.”

Prospectus Summary

About TeleHealthCare, Inc., page 5

2. We have considered the revised disclosure on pages 25 and 29 and your response to prior comment 2 and reissue the comment in part. Please revise the disclosure here to state that you have completed the initial BETA version of your CarePanda platform and describe what needs to be done, and the expected timeframe, to create a market ready version of the platform.

We agree with your comment and have revised the disclosure in the Prospectus Summary.

Management’s Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

3. We note your response to prior comment 7 and reissue the comment in part. Please tell us whether you are performing services for the customer pursuant to a written agreement. To the extent services are being performed pursuant to a written agreement please provide us with an analysis as to whether the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We were performing services for one customer pursuant to a written agreement. We performed an analysis as relates to whether the agreement needed to be included as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K which states:

“(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

We believed that the registrants business is not substantially dependent upon this contract to a material extent. This agreement has since been terminated. Our business is dependent upon launching a market ready version of the CarePanda platform.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Karl Hoshor, Chief Financial Officer at 714-470-4825 if you have questions or need additional information.

Sincerely,

TeleHealthCare, Inc.

/s/ Karl Hoshor

Karl Hoshor, CFO